Exhibit 99.2

COMPANY ANNOUNCEMENT

TORM plc Q1 2025 Results, Dividend Distribution, and Financial Outlook 2025
“TORM delivered a solid first-quarter result in line with our expectations despite continued geopolitical uncertainty,” says Jacob Meldgaard.
Financial Results
In the first quarter of 2025, TORM generated time charter equivalent earnings (TCE) of USD 214.0m including unrealized losses on derivatives of USD  -2.1m (2024, same period: USD 330.7m including unrealized losses on derivatives of USD -1.4m). Adjusted EBITDA totaled USD 137.7m (2024, same period: USD 267.2m), while net profit for the period amounted to USD 62.9m (2024, same period: USD 209.2m), reflecting significantly lower freight rates compared to the same quarter last year, yet remained in line with levels observed in the fourth quarter of 2024.
By early 2025, trade volumes on routes most affected by the Red Sea disruption had declined by around one-third, which effectively negated the distance-driven ton-miles gains. Encouragingly, product tanker ton-miles began to rebound in March 2025.
In case of a reopening of the Red Sea, the Middle East-to-Europe trade flows would be expected to be restored, thus reducing the incentive for crude tankers to carry clean petroleum products (“CPP”) around the Cape of Good Hope. Further, a potential easing of sanctions on Russia could lead to a partial or full return to shorter trade distances and bring previously sanctioned vessels back into the mainstream market. However, this may be partially offset by the scrapping of older tonnage, particularly vessels that are poorly maintained or unable to obtain adequate insurance coverage.
U.S. tariffs are not expected to directly affect oil and oil product flows, but they may have an indirect impact through slower global economic growth. Additionally, Chinese retaliatory tariffs could prompt a shift from LPG to naphtha in the country’s petrochemical industry. Tighter U.S. sanctions on Iran and Venezuela are also expected to positively influence the crude tanker segment by redirecting trade and increasing utilization of the non-sanctioned fleet. This, in turn, reduces the risk of further crude cannibalization in the CPP market.
In this market, TORM achieved TCE rates of USD/day 26,807 on average (2024, same period: USD/day 43,152), and available earning days increased to 8,061 (2024, same period: 7,697). Our vessel class LR2 achieved TCE rates of USD/day 33,806, the LR1 vessels achieved TCE rates of USD/day 24,947, and the MR vessels achieved TCE rates of USD/day 24,675.
For the first quarter of 2025, Return on Invested Capital amounted to 10.3% (2024, same period: 33.8%) reflecting the lower freight rates compared to the very high levels seen a year ago.
During the quarter, the weighted number of average outstanding shares excluding treasury shares was 97.4m shares which combined with the net profit led to  basic EPS of USD 0.64 (2024, same period: USD 2.34).

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 13 08 MAY 2025	PAGE 1 / 4

COMPANY ANNOUNCEMENT

Key Figures
USDm	Q1 2025	Q1 2024	Change	2024
Time charter equivalent earnings (TCE)	214.0	330.7	(116.7)	1,134.8
EBITDA	135.6	265.8	(130.2)	850.8
Adjusted EBITDA*	137.7	267.2	(129.5)	844.2
Net profit/(loss) for the period	62.9	209.2	(146.3)	611.5
Unrealized gains/(losses) on derivatives	(2.1)	(1.4)	(0.7)	6.6
TCE per day (USD)*	26,807	43,152	-16,345	36,061
Basic earnings/(loss) per share (USD)	0.64	2.34	(1.70)	6.54
Dividend per share (USD)	0.40	1.50	(1.10)	5.10
Dividend pay-out ratio	62%	64%	(2)%	78%
*   Excludes unrealized gains/losses on derivatives.

Vessel transactions
In early 2025, TORM sold the 2005-built MR vessels TORM Ragnhild, TORM Resilience, and TORM Thames. The vessels were all delivered to their new owners during the first quarter of the year. Also, after the end of the quarter TORM sold one 2008-built LR2 vessel.
Distribution of Dividend
TORM’s Board of Directors has today approved an interim dividend for the first quarter of 2025 of USD 0.40 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 39.1m. The distribution for the quarter is equivalent to 62% of net profit and reflects the Distribution Policy. The payment date is 04 June 2025 to all shareholders on record as of 22 May 2025, and the ex-dividend date is 21 May 2025 for the shares listed on Nasdaq OMX Copenhagen and 22 May 2025 for the shares listed on Nasdaq New York.
Financial Outlook 2025
As of 05 May 2025, TORM had covered 57% of the Q2 2025 earning days at an average rate of USD/day 28,026 . By vessel class, coverage stood at 64% for LR2s at USD/day 36,831, 46% for LR1s at USD/day 29,714 and 57% for MRs at USD/day 24,150
For the full year 2025 43% of the earning days have been fixed at an average rate of USD/day 27,829. The remaining 57% of the earning days in 2025 - equivalent to 18,454 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 18m
Based on the earnings realized in the first quarter of the year as well as the coverage for the remaining part of the year, TORM narrows the full-year 2025 guidance. Thus, TCE earnings are expected to be in the range of USD 700 - 900m (2024: USD 1,135m), and EBITDA is expected to be in the range of USD 400 – 600m (2024: USD 851m) based on the current fleet size.
Webcast and Conference Call
TORM will host a webcast and conference call for investors and analysts today, Thursday 08 May 2025 at 09:00 am Eastern Time / 03:00 pm Central European Time.
Participants joining webcast:
Please access the webcast here.

Participants joining by telephone:
Please call one of the dial-in numbers below at least ten minutes prior to the start (Conference ID: 4116028):
Denmark: +45 32 74 07 10
United Kingdom: +44 20 3481 4247
United States: +1 (646) 307 1963

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 13 08 MAY 2025	PAGE 2 / 4

COMPANY ANNOUNCEMENT

Contacts
Mikael Bo Larsen, Head of Investor Relations
Tel.: +45 5143 8002
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information. please visit www.torm.com.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 13 08 MAY 2025	PAGE 3 / 4

COMPANY ANNOUNCEMENT

Safe Harbor Statement as to the Future
Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “targets,” “projects,” “forecasts,” “potential,” “continue,” “possible,” “likely,” “may,” “could,” “should” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including “trade wars” and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis’ attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.
In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | 120 CANNON STREET LONDON, EC4N 6AS, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO. 13 08 MAY 2025	PAGE 4 / 4